UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: May 9, 2018

NORTHWEST INDIANA BANCORP

(Exact name of registrant as specified in its charter)

Indiana	000-26128	35-1927981
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9204 Columbia Avenue

Munster, Indiana 46321

(Address of principal executive offices) (Zip Code)

(219) 836-4400

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition

On May 9, 2018, NorthWest Indiana Bancorp issued a press release reporting its unaudited financial results for the three months ending March 31, 2018. A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 8.01.	Other Events

In addition, the earnings release references information regarding the previously announced proposed merger transaction (the “Merger”) between the Bancorp and First Personal.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Earnings release for the three months ended March 31, 2018 and Unaudited Consolidated Condensed Balance Sheets as of March 31, 2018 and Consolidated Condensed Statements of Income and Selected Financial Data for the three months ended March 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2018

NORTHWEST INDIANA BANCORP

By:	/s/ Robert T. Lowry
	Name:	Robert T. Lowry
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Description

99.1	Earnings release for the three months ended March 31, 2018 and Unaudited Consolidated Condensed Balance Sheets as of March 31, 2018 and Consolidated Condensed Statements of Income and Selected Financial Data for the three months ended March 31, 2018.